SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

May 22, 2006

Date of Report (Date of earliest event reported)

U.S. Energy Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-10238	52-1216347
(State or other	(Commission	(I.R.S. Employer
jurisdiction of	File Number)	Identification No.)
Incorporation)		

545 Madison Avenue	
New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 588-8901

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01   Entry into a Material Definitive Agreement

Background

We previously disclosed that we (i) are in the process of acquiring certain energy assets in the United Kingdom (the "Transactions"), including Viking Petroleum UK Limited ("Viking Petroleum"), which owns, directly or indirectly, six gas licenses containing 46 bcf (P1) of proved reserves and 16.4 bcf of probable reserves for a cumulative 62.4 bcf (P2) of onshore gas in the United Kingdom and that (ii) had entered into an agreement to acquire 69 shares (approximately 65.7% of the 105 shares outstanding) of Viking Petroleum. On May 22, 2006, in furtherance of the Transactions, we entered into an agreement to acquire an additional 26 shares of Viking Petroleum. Accordingly, we have, through one or more of our direct and indirect majority owned subsidiaries, entered into agreements to acquire 95 shares (approximately 90%) of Viking Petroleum. We anticipate acquiring the remaining 10 shares for relatively nominal consideration.

Overseas Operating Agreement

On May 22, 2006, we and VTEX Energy, Inc. ("VTEX") entered into an amended and restated limited liability company operating agreement with respect to U.S. Energy Overseas Investments LLC ("Overseas"). This agreement provides that at closing (*i.e.*, the date on which certain financing arrangements and the related transactions with respect to the Transactions are completed):

- VTEX will contribute to Overseas all the outstanding share capital of Viking International Petroleum Limited, the entity that owns 26 shares of Viking Petroleum,

- Overseas will issue its Class B membership units to VTEX,

- We will issue to VTEX warrants to acquire up to 500,000 shares of our common stock and

- We will make a capital contribution to Overseas, in addition to our prior capital contribution of $350,000, of $6,150,000.

Terms and Conditions of Class B Units and Warrants

The Class B units will be convertible into up to 1,900,000 shares of our common stock beginning on the earlier to occur of the third anniversary of the closing or the date on which the average market price of our common stock exceeds $11.00 per share for 20 consecutive trading days. We have the right to cause these units to be converted into our common stock if the average market price, determined as described in the previous sentence, exceeds $14.30. The right to convert these units ends after the sixth anniversary of the closing.

The warrants are exercisable until the fifth anniversary of the closing, for the number of shares of our common stock and at the exercise prices set forth below:

	Number of shares	Exercise Price
Series D Common Stock Purchase Warrants	166,667	$8.00
Series E Common Stock Purchase Warrants	166,667	$9.00
Series F Common Stock Purchase Warrants	166,666	$10.00

VTEX is entitled, under specified circumstances, to have the resale of the shares of common stock issuable upon conversion of the units and exercise of the warrants (collectively, the "VTEX Shares") registered under the Securities Act of 1933, as amended (the "Securities Act").

It is anticipated that the issuance of the units, the warrants and the VTEX Shares will be exempt from the registration requirements of the Securities Act pursuant to Section 4(2) promulgated thereunder.

Distribution of Net Cash Flow; Allocation of Income and Losses

The agreement provides that to the extent Overseas' Board of Managers determines that net cash flow is to be distributed, it is to be distributed in the following descending order of priority:

- Pro rata based on VTEX's and US Energy's capital contributions until each has received distributions equal to their capital contribution and a preferred return of 12% per year on such contributions;

- 50% to each party until such party has received total distributions of net cash flow equal to $350,000 plus 12% per annum thereon; and thereafter,

- 90% to us and 10% to VTEX.

Gain on a sale of all or substantially all of the assets of Overseas or the liquidation or dissolution of Overseas is to distributed in the following order of priority:

- Pro rata based on VTEX's and US Energy's capital contributions until each has received distributions equal to their capital contribution and a preferred return of 12% per year on such contributions;

- 99% to VTEX and 1% to us, until VTEX has received an amount equal to $20,900,000; and

- thereafter to us.

Generally, income and losses are to be allocated in the same manner as net cash flow is distributed.

Voting

Representatives of U.S. Energy constitute Overseas' Board of Managers. With limited exception, we hold all the voting rights with respect to Overseas.

No Assurance; Further Information

No assurance can be given that this agreement or the Transactions will be completed and, if completed, that they will be profitable to us. For further information regarding the risks, capital requirements and other matters pertaining to the Transactions, we direct your attention to our Quarterly Report on Form 10-Q for the period ended March 31, 2006 (and in particular, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", "Risk Factors" and Note Q to the condensed consolidated financial statements) and our Annual Report on Form 10-K for the year ended December 31, 2005 (and in particular, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", "Risk Factors" and Note Z to the consolidated financial statements).

Section 2 – Financial Information

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in item 1.01 is hereby incorporated by reference to the extent necessary to respond to the requirements of Item 2.03.

Section 3 – Securities and Trading Markets

Item 3.02   Unregistered Sale of Equity Securities

The information set forth in item 1.01 is hereby incorporated to the extent necessary to respond to the requirements of Item 3.02.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. Energy Systems, Inc.

By: /s/ Asher Fogel
     Asher Fogel, Chief Executive Officer

Dated: May 26, 2006